

Mail Stop 3628

March 25, 2010

Via Facsimile (212.446.4900) and U.S. Mail

Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022-4611

>   **Re: Sauer-Danfoss Inc.**
>   **Schedules 14D-9 filed on March 19, 2010 (two separate filings)**
>   **File No. 005-55771**
>
>   **Schedule 13E-3 filed on March 19, 2010**
>   **File No. 005-55771**

Dear Mr. Christopher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Schedule 14D-9.

General

1.   The cover page of the Schedule 13E-3 appears to contain information found in a Schedule TO. Please advise.

2.   Please advise how the Company has complied with Exchange Act Rule 13e-3(e)(1)(ii) and the related instructions.

Schedule 13E-3

Item 13. Financial Statements Consideration

3.   It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the balance sheet information required by Item 1010(c)(1) and the information required by (c)(4) and (c)(5) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).

Schedule 14D-9

The Solicitation or Recommendation, page 8

4.   The filing discloses that the Special Committee, and not the board of directors, concluded that the Offer is fair to the stockholders of the Company, other than the Danfoss Group and their affiliates. Note that Item 1014(a) of Regulation M-A requires that the *Company* provide a fairness determination as to unaffiliated security holders. Please revise to provide the disclosure required by Item 1014 of Regulation M-A or provide support, including legal analysis, as well as an opinion of qualified counsel, as to why the Special Committee has the authority to act on behalf of the Company in this regard.

5.   We note your disclosure that the Special Committee determined that the Offer is fair to "the stockholders of the Company, other than Danfoss Group and their affiliates." Please revise here and throughout the filing to expressly disclose whether the Company reasonably believes that the Offer is substantively and procedurally fair to *unaffiliated* security holders.

Background of the Offer, page 8

6.   We note disclosure in the last paragraph on page 12 that Lazard discussed its "preliminary analysis regarding the proposed offer and the Company's valuation" with the Special Committee and K&E. We note disclosure in the fourth whole paragraph on page 13 indicating that during a telephonic meeting with K&E and Lazard there was a "further discussion of Lazard's preliminary valuation analysis." Please provide us with supplemental copies of materials prepared by Lazard in connection with such preliminary analysis, if any, including summaries of presentations made to the Special Committee. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and, if written, filed as an exhibit to the

Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Lazard, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Revise to summarize the preliminary analysis and related discussions described above, and file any additional written reports, if any, as exhibits pursuant to Item 16 of Schedule 13E-3.

Reasons for the Recommendation of the Special Committee, page 20

7.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clauses (iii), (iv) and (viii) of Instruction 2 to Item 1014 and Item 1014(d) and (e). If the Company did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(d) and (e) were not considered, please expand your disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

Summary of Financial Analysis…, page 24

8.   We note that Company management prepared various financial projections that are related to the Rule 13e-3 transaction. These projections are referred to as "Management Projections" (page 12), "Updated Preliminary Projections" (page 15), "Updated Revised 2010 Projections" (page 16), "Updated Management Projections (page 17) and "Financial Forecasts" (page 25). Please revise the filings to disclose these various projections and forecast or alternatively confirm that all such projections and forecasts are included in Schedule E of the Offer to Purchase which is incorporated by reference into the Schedule 13E-3 as Exhibit (a)(5)(a).

9.   We refer you to the statement in the first paragraph on page 26 that "Lazard further assumed, with the consent of the Special Committee, that the final Offer to Purchase would not vary from the Draft Offer to Purchase reviewed by Lazard in any manner that is material to its opinion, and the Offer and the Second-Step Merger would be effected in accordance with the terms set forth in the Draft Offer to Purchase, without any waiver or modification of any material terms or conditions." Please advise whether these assumptions proved correct.

Selected Comparable Companies Analysis, page 27

10.   We note that Lazard performed a Selected Comparable Companies analysis. Please discuss in greater detail the methodology and criteria used in selecting "companies having business and trading characteristics that it deemed reasonably comparable to the Company." Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Selected Precedent Transactions Analysis, page 29

11.   Please indicate both in this section and in the section entitled "Minority Buy-In Premia Paid Analysis" whether the criteria referenced in the first sentence of each of these sections were consistently applied and, if any company was deliberately excluded from the datasets, briefly indicate the reasoning behind such exclusion.

Forward-Looking Statements, page 36

12.   We refer you to the last sentence of this section. Such statement is inconsistent with the Company's obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Press Release dated March 19, 2010 attached as Exhibit (a)(1) to second Schedule 14D-9 filed March 19, 2010

13.   We refer you to the last paragraph of the press release. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Also see our preceding comment in connection with the second to last sentence of this press release. Please refrain from including such language in future press releases and filings relating to this going private transaction.

        Please amend the filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures the Company has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions